SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TEGNA Inc.
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

87901J105
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of Common Stock, $1 par value ("Shares"), issued by TEGNA Inc. (formerly known as Gannett Co., Inc.) (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 14, 2014, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on September 12, 2014, Amendment No. 2 to the Schedule 13D, filed with the SEC on January 22, 2015, Amendment No. 3 to the Schedule 13D, filed with the SEC on March 2, 2015, and Amendment No. 4 to the Schedule 13D, filed with the SEC on July 9, 2015 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with Federal Communications Commission cross-ownership rules, on October 15, 2015, the Reporting Persons and the Issuer entered into a Voting and Proxy Agreement (the "Voting and Proxy Agreement") pursuant to which the Reporting Persons granted the Issuer a proxy (the "Proxy") to vote all Shares owned by the Reporting Persons in excess of 4.99% of the outstanding Shares in the same proportion as all other votes cast by shareholders of the Issuer (excluding the Reporting Persons). The Proxy shall cease to be effective upon the occurrence of certain events, including if the Reporting Persons no longer own an attributable interest (as that term is defined under the Communications Act of 1934, as amended, and the rules and regulations thereunder) in Gannett Co., Inc.

A copy of the Voting and Proxy Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Voting and Proxy Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 16, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 5 to Schedule 13D – TEGNA Inc.]